October 23, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn: Stephen G. Krikorian, Accounting Branch Chief

Re:	Sohu.com Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed on February 28, 2014
File No. 000-30961

Dear Mr. Krikorian:

In connection with the response of Sohu.com Inc. (“Sohu”), dated the date hereof, to a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned Carol Yu, President and Chief Financial Officer of Sohu, dated September 29, 2014 (the “Comment Letter”), Sohu acknowledges that:

•	Sohu is responsible for the adequacy and accuracy of the disclosures in the Form 10-K referenced in the Comment Letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the referenced filings; and

•	Sohu may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Carol Yu

Carol Yu,
President and Chief Financial Officer